UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549



04033506

FORM 11-K

ANNUAL REPORT

**PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934**



(Mark One)

|X| **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2003

OR

|_| **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _____ to _____

Commission File Number 001-16397

A.   Full title of the plan and the address of the plan, if different from that of the issuer named below:

AGERE SYSTEMS INC. MANAGEMENT 401(k) PLAN

B.   Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

AGERE SYSTEMS INC.
1110 AMERICAN PARKWAY NE
ALLENTOWN, PENNSYLVANIA 18109

AGERE SYSTEMS INC.
MANAGEMENT 401(k) PLAN

Financial Statements

December 31, 2003

(With Independent Registered Public Accountants' Report Thereon)

AGERE SYSTEMS INC.

MANAGEMENT 401(k) PLAN

Index

*Other schedules included in Section 2520.103-8 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA are omitted because they are not required



345 Park Avenue
New York, NY 10154

Independent Registered Public Accountants' Report

The Plan Administrator and the Participants of
  Agere Systems Inc. Management 401(k) Plan:

We have audited the accompanying statement of net assets available for plan benefits of the Agere Systems Inc. Management 401(k) Plan (the Plan) as of December 31, 2003 and the related statement of changes in net assets available for plan benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2003 and the changes in net assets available for plan benefits for the year ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the accompanying index is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (ERISA). The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken a whole.



New York, New York
June 7, 2004



AGERE SYSTEMS INC.
MANAGEMENT 401(k) PLAN

Statements of Net Assets Available for Benefits

December 31, 2003 and 2002

(Dollars in thousands)

		2003	2002
Assets:			
Investment in the Master Trust	$	536,207	446,655
Participant loans		2,465	3,711
Total investments		538,672	450,366
Receivables:			
Employer's contributions		665	1,063
Participants' contributions		2,165	2,972
Total receivables		2,830	4,035
Total assets		541,502	454,401
Liabilities:			
Administrative fees payable		135	110
Total liabilities		135	110
Net assets available for benefits	$	541,367	454,291

See accompanying notes to the financial statements.

AGERE SYSTEMS INC.
MANAGEMENT 401(k) PLAN

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2003

(Dollars in thousands)

Additions to net assets attributed to:		
Investment income:		
Plan interest in Agere Systems Inc. 401(k) Master Trust investment income	$	105,923
Interest on participant loans		185
Total investment income		106,108
Contributions:		
By participants		34,513
By the employer		8,958
Total contributions		43,471
Total additions		149,579
Deductions from net assets attributed to:		
Benefits paid to participants		61,951
Administrative expenses		503
Total deductions		62,454
Net increase before net transfers from other plans		87,125
Net transfer of assets to other plans (note 6)		49
Net increase		87,076
Net assets available for benefits:		
Beginning of year		454,291
End of year	$	541,367

See accompanying notes to the financial statements.

3

(1) Plan Description

The following brief description of the Plan provides only general information. For a complete description of the Plan, participants should refer to the plan document. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) and, is intended to satisfy all the requirements of a qualified retirement plan under §401(a) of the Internal Revenue Code (IRC) and incorporates changes to plan qualification requirements under IRC §401(a) that were made by the Economic Growth and Tax Relief Reconciliation Act of 2001.

(a) General

The Agere Systems Inc. Management 401(k) Plan (the Plan or ASMP) is a defined contribution plan established as of January 1, 2002, by Agere Systems Inc. (Agere or the Company) to provide a convenient way for U.S. management employees to save for retirement on a regular and long-term basis. The assets of the Plan are held in a trust (the Master Trust) managed by Fidelity Management Trust Company (the Trustee). The Master Trust consists of the assets of the ASMP and the Agere Systems Inc. Represented 401(k) Plan.

(b) Eligibility

Regular, full-time or part-time employees, as defined in the Plan document, who are not covered by a collective bargaining agreement, are eligible to enroll in the Plan. Eligible employees of the Company or a participating subsidiary who were participants in the Lucent Savings Plan on December 31, 2001, automatically became participants in the ASMP on January 1, 2002. Other eligible employees must enroll in the ASMP in order to participate. An eligible employee enters the Plan by authorizing a payroll contribution and directing the contribution among various investment options or by rolling over a balance from another qualified plan or individual retirement account.

(c) Investments

As of December 31, 2003, participants can direct their contributions among sixteen different funds of the Master Trust.

A description of each investment fund is as follows:

The Capital Guardian International Equity Fund invests primarily in securities of non-US issuers. This fund was discontinued as a Plan investment option on December 31, 2003 and assets were transferred to the Fidelity Diversified International Fund.

The Morgan Stanley Institutional Fund Trust Small Cap Core Portfolio invests mainly in common stock of small companies with market capitalizations between $50 million and $1 billion. This fund was discontinued as a Plan investment option on December 31, 2003 and assets were transferred to the Goldman Sachs Collective Trust – Structured Small Cap Fund.

The BlackRock Core Bond Total Return Portfolio invests mainly in investment grade bonds with maturities from five to fifteen years. Some of the bond categories are United States Treasuries, asset-backed securities, and corporate bonds.

(Continued)

The JP Morgan Prime Money Market Fund invests in high quality commercial paper and other short-term debt securities.

The Vanguard US Growth Fund is a domestic growth fund invested mainly in stocks of large-capitalization United States companies with strong growth and reasonable financial strength.

The Equity Index Fund invests primarily in stocks that comprise the Russell 3000 Index in proportion to their weighting in the index.

The Lucent Stock Fund is a closed fund that invests primarily in the common stock of Lucent Technologies, Inc. (Lucent) acquired prior to January 1, 2002, as well as some short-term investments for liquidity purposes. Ownership is measured in units of the fund instead of shares of stock.

The Agere Class A Stock Fund invests primarily in Class A common stock of Agere as well as some short-term investments for liquidity purposes. This fund is open to employee contributions and, effective April 1, 2002, the Company began funding the Company matching contribution with newly issued Class A common stock. Ownership is measured in units of the fund instead of shares of stock.

The Agere Class B Stock Fund is a closed fund that invests primarily in Class B common stock of Agere received as a result of the spin-off of Agere from Lucent, as well as some short-term investments for liquidity purposes. Ownership is measured in units of the fund instead of shares of stock.

The Fidelity Magellan Fund is invested in stock and other securities of domestic and foreign issuers. The fund may invest in growth or value stocks, or both.

The Fidelity Equity – Income Fund is a growth and income mutual fund normally investing at least 65% of total assets in income-producing equity securities.

The Fidelity Managed Income Portfolio II Fund invests in investment contracts offered by major insurance companies and in certain types of fixed income securities.

The Fidelity Freedom Funds are asset allocation mutual funds invested in a combination of underlying Fidelity stock, bond, and money market funds. They include Fidelity Freedom Income Fund, Fidelity Freedom 2000 Fund, Fidelity Freedom 2010 Fund, Fidelity Freedom 2020 Fund, Fidelity Freedom 2030 Fund and Fidelity Freedom 2040 Fund, where the year represents the target retirement horizon year. The Fidelity Freedom Income Fund is designed for those who are already retired. The allocation strategy among the underlying funds contained in each Fidelity Freedom Fund is based on the number of years until the Freedom Fund's target retirement date, and becomes more conservative over time so participants can stay with the same fund before and after retirement.

Fidelity Brokerage Link is a self-directed brokerage account within the ASMP. Participants can invest in stocks, corporate bonds, mutual funds, United States Treasury securities, mortgage securities, and other investments permitted by the ASMP. The brokerage account is provided through Fidelity Brokerage Services LLC, but the investment decisions are made solely by the participant.

(Continued)

The following fund was available until October, 2003:

The Avaya Stock Fund was a closed fund that invested primarily in the common stock of Avaya Inc. (Avaya) received as a result of the spin-off of Avaya from Lucent, as well as some short-term investments for liquidity purposes. Ownership was measured in units of the fund instead of shares of stock. The fund was liquidated in October, 2003.

(d) *Contributions*

Until June 30, 2003, employees could contribute anywhere from 1% to 16% of eligible compensation to the plan. Effective July 1, 2003, the Plan was amended to raise the maximum contribution allowed to 50% of eligible compensation. An employee may designate contributions as pre-tax contributions, after-tax contributions or a combination of pre-tax and after-tax contributions. The IRC limits the maximum amount of an employee's contribution on a pre-tax basis to $12,000 and $11,000 in 2003 and 2002, respectively. The Company's fixed matching contribution is 50% of the lesser of the amount actually contributed by the employee or the first 6% of the participant's eligible compensation, as defined. The Board of Directors (Board) of the Company in its sole discretion may authorize an additional Company contribution in an amount which the Board determines is necessary to meet one of two average actual deferral percentage tests for the year. In addition, the Company may make a variable matching contribution of up to 100% of each eligible employee's contribution calculated with respect to compensation in the Company's preceding fiscal year. The variable matching contribution, if any, is determined each year by the Board based on Agere's financial performance. No variable matching contribution shall be made with respect to employee contributions in excess of the first 6% of an employee's compensation. No additional contribution or variable matching contribution has been made for the years ended December 31, 2003 and 2002. The Company's matching contributions are initially invested entirely in the Agere Class A Stock Fund but may be immediately reallocated into any other investment option by the participant. Participants are always 100% vested in the contributions to the ASMP including Company matching contributions, plus earnings thereon.

(e) *Loans*

Active employees participating in the ASMP may access the money in their account through the Plan's loan feature. The minimum loan amount is $1,000 and the maximum is the lesser of $50,000 less the highest outstanding loan balance during the previous twelve months, or 50% of the participant's vested account balance less any outstanding loans. Upon default, as defined in the plan document, participants are considered to have received a distribution and are subject to income taxes on the distributed amounts. Interest is charged at the prime rate. Loan terms vary and can be up to 15 years for the purchase of a primary residence.

(f) *Distributions*

Participants may withdraw all or part of the value of their account, prior to termination from employment, in accordance with the rules set forth in the plan document. Participants who are at least age 59½ may withdraw their entire account balance without penalty. A participant who separates from service at any time and for any reason other than death is entitled to request and receive the entire amount in the participant's account. However, if the value of the participant's

account is $3,500 or less, it will be distributed as soon as practicable after the participant's termination. A participant who retires or separates from service due to permanent disability may choose to receive a lump sum distribution or discretionary withdrawals of at least $500 each. When a participant dies, the entire amount in the participant's account is distributed in a single payment to the participant's beneficiary(ies) as soon as practicable.

(g) *Participant Accounts*

Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution and (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

(2) Summary of Significant Accounting Policies

(a) *Basis of Accounting*

The accompanying financial statements of the Plan are prepared under the accrual method of accounting in conformity with accounting principles generally accepted in the United States of America.

(b) *Payment of Benefits*

Benefits are recorded when paid.

(c) *Valuation of Investments*

The assets of the Plan are primarily invested in a Master Trust which is composed of common and collective trust funds, mutual funds, employer securities in the Agere Stock Funds, the Lucent Stock Fund, and cash and cash equivalents. The common and collective trust funds are valued in units by the Fund manager based on the fair market value of securities held by the Fund. Mutual funds are valued at the quoted net asset value of shares. The Agere Stock Funds and the Lucent Stock Fund are valued in units by the Fund Manager based on the fair value of securities held by the Fund. Cash and cash equivalents are valued at cost, which approximates fair value. Participant loans are not part of the Master Trust and are valued at cost which approximates fair value.

Purchases and sales of investments are recorded on a trade-date basis. Dividend income is recorded on investments held as of the ex-dividend dates. Interest income is recorded on the accrual basis.

(d) *Use of Estimates*

The preparation of financial statements and related disclosures in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(Continued)

(e) **Risks and Uncertainties**

> Investments held by the Master Trust are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

> The Plan's exposure to a concentration of credit risk is limited by the diversification of investments across sixteen fund options. Additionally, the investments within each participant-directed fund election are further diversified into varied financial instruments, with the exception of the Agere Common Stock Fund and the Lucent Common Stock Fund, which primarily invest in securities of a single issuer.

(3) Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated December 10, 2003, that the Plan and related trust are designed in accordance with applicable sections of the IRC. The Plan has been amended after the application for a determination letter was filed. However, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC.

(4) Termination Priorities

Although it has not expressed any intent to do so, the Company reserves the right under the Plan to terminate, alter, amend, or modify the Plan subject to the provisions of ERISA. In the event of Plan termination, the Plan provides that the net assets are to be distributed to participants in amounts equal to their respective interests in such assets.

(5) Plan Expenses

The Company is responsible for certain administrative fees for the Plan, notably the cost of issuing Agere stock for matching contributions and performing nondiscrimination testing.

Costs associated with Plan participation that are paid by participants include: (a) expenses incurred by the various investment funds, including management fees and transaction costs such as brokerage commissions, which expenses are reflected in the net asset value of the investment funds; (b) the cost of retaining an outside named fiduciary for the Plan, which cost is deducted from participants' accounts quarterly; (c) fees associated with initiating a loan under the Plan, which fees are paid by a participant requesting a loan; and (d) fees associated with participation in the self-directed brokerage option in the Plan, which fees are paid by participants utilizing that option.

(6) Plan Asset Transfers

There were transfers between the Plan and the Agere Systems Inc. Represented 401(k) Plan during the year ended December 31, 2003.

(Continued)

(7) Master Trust Investments

The Agere Systems Inc. Represented 401(k) Plan and the Plan have undivided interests in the assets of the Master Trust. Investment income and the Plan's interest in the net assets of the Master Trust are allocated based on the participant balances within each fund for each plan. The Plan's interest in the Master Trust was 87% and 84%, as of December 31, 2003 and 2002, respectively.

Use of a master trust permits the commingling of various investments for Company-sponsored defined contributions plans. Although assets are commingled in the Master Trust, Fidelity Investments Institutional Operations Company, the Plan Record keeper, maintains separate records for each plan.

The following represents financial information regarding the net assets and investment income of the Master Trust, as well as the Plan's interest in the Master Trust, which was certified as being accurate and complete by Fidelity Management Trust Company.

| | | December 31 | |
		2003	2002
Investments at fair value:			
Cash and cash equivalents	$	30,775	2,892
Mutual funds		293,476	283,100
Common/collective trusts		204,994	208,515
Employer securities		83,427	20,913
Corporate stock		3,663	16,974
U.S. Government securities		15	73
Corporate fixed income securities		124	71
Total investments	$	616,474	532,538
Plan's interest in Master Trust	$	536,207	446,655

Investment income of the Master Trust for the year ended December 31, 2003 was comprised of (in thousands):

Net appreciation in fair value of investments:		
Mutual funds	$	50,281
Common/collective trusts		17,060
Employer securities		45,116
Corporate stock		1,146
Corporate and government debt		5
		113,608
Interest on interest bearing cash		325
Other dividends and interest income		12,544
Total investments income	$	126,477

(Continued)

(8) Related Party Transactions

Certain Plan investments in the Master Trust are shares of mutual funds managed by affiliates of the Trustee and, therefore, these transactions qualify as party-in-interest transactions. Agere is also a party-in-interest to the Plan under the definition provided in ERISA §3(14). Two of the funds that participants are invested in are the Agere Class A Stock Fund and the Agere Class B Stock Fund, each of which invests primarily in stock of the Company. Therefore, transactions in these funds qualify as party-in-interest transactions.

(9) Plan Amendments

The Plan was amended effective July 1, 2003, to allow participants to contribute up to the first 50% of eligible salary received for a payroll period. It was also amended to add catch-up contributions. Under this provision, employees who have contributed the maximum in pre-tax contributions and who have attained age 50 before the end of the plan year are eligible to make catch-up contributions in accordance with, and subject to the limitations of, §414(v) of the IRC ($2,000 in 2003). The Plan also provides that an employer match will be made on any catch-up contributions which qualify as pre-tax matched contributions. Finally, the amendment expanded the definition of eligible rollovers to include amounts transferred from 403(b) plans and amounts attributable to post-tax contributions.

AGERE SYSTEMS INC.
MANAGEMENT 401(k) PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2003

Name of issuer and title of issue	Description	Fair value
* Participant loans	315 loans outstanding with interest rates ranging from 4.00% to 9.5% and with maturities through 2018.	$ 2,464,977
		$ 2,464,977

* Party-in-interest as defined by ERISA.

See accompanying report of independent registered public accounting firm.

11

SIGNATURES

THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer Agere Systems Inc. Management 401(k) Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Agere Systems Inc. Management 401(k) Plan

June 24, 2004

By: _____

Kevin P. Pennington
SVP, Human Resources
and Real Estate

AGERE SYSTEMS INC.

MANAGEMENT 401(k) PLAN

Index to Exhibits

EXHIBIT NUMBER



345 Park Avenue
New York, NY 10154

Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference in the Registration Statement No. 333-110068 on Form S-8 of Agere Systems Inc. of our report dated June 7, 2004 with respect to the statement of net assets available for benefits of the Agere Systems Inc. Management 401(k) Plan as of December 31, 2003, the related statement of changes in net assets available for benefits for the year then ended, and the related supplemental schedule – Schedule H, Line 4i – Schedule of assets (Held at End of Year) as of December 31, 2003, which report appears in the December 31, 2003 annual report on Form 11-K of Agere Systems Inc. Management 401(k) Plan.



New York, NY
June 24, 2004



KPMG LLP, a U.S. limited liability partnership, is the U.S.
member firm of KPMG International, a Swiss cooperative.

Exhibit 23·2

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
400 Campus Drive
P. O. Box 988
Florham Park NJ 07932
Telephone (973) 236 4000
Facsimile (973) 236 5000

Report of Independent Registered Public Accounting Firm

To the Participants and Agere Systems Inc.
Employee Benefits Committee

In our opinion, the accompanying statement of net assets available for benefits presents fairly, in all material respects, the net assets available for benefits of Agere Systems Inc. Management 401(K) Plan (the "Plan") at December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Plan's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with the standards of the Public Company Accounting Oversight Board (United States) and auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Florham Park, New Jersey
April 11, 2003

Exhibit 23.3

PRICEWATERHOUSECOOPERS 🔲

PricewaterhouseCoopers LLP
400 Campus Drive
P.O. Box 988
Florham Park NJ 07932
Telephone (973) 236 4000
Facsimile (973) 236 5000

Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference in the Registration Statements on Form S-8 (Nos. 333-76438, 333-105788, 333-110068) of Agere Systems Inc. of our report dated April 11, 2003 relating to the Statement of Net Assets Available for Benefits of the Agere Systems Inc. Management 401(K) Plan as of December 31, 2002 which appears in this Form 11-K.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP

Florham Park, New Jersey
June 24, 2004